15027506 SECU 14030337 SION

Washington, D.C.

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RECEIVED
AUG 31 2015
Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50856

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/14 (MM/DD/YY) AND ENDING 06/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S. Global Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7900 Callaghan Road
(No. and Street)

San Antonio	TX	78229
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa Callicotte (210) 308-1294
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

700 N. Pearl St., Suite 200	Dallas	TX	75201-2867
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lisa Callicotte, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U.S. Global Brokerage, Inc., as of June 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MAGDALENA SORIA
Notary Public, State of Texas
My Commission Expires
April 13, 2019

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. Global Brokerage, Inc.

Financial Statements
and Supplemental Information
for the Year Ended June 30, 2015

The report accompanying these financial statements was issued by BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of BDO International Limited, a UK company limited by guarantee.

BDO®

U.S. Global Brokerage, Inc.

Financial Statements
and Supplemental Information
for the Year Ended June 30, 2015

U.S. Global Brokerage, Inc.

Contents

BDO

Tel: 214-969-7007
Fax: 214-953-0722
www.bdo.com

700 North Pearl, Suite 2000
Dallas, TX 75201

Report of Independent Registered Public Accounting Firm

Board of Directors
U.S. Global Brokerage, Inc.
San Antonio, Texas

We have audited the accompanying statement of financial condition of U.S. Global Brokerage, Inc. (the "Company"), a wholly-owned subsidiary of U.S. Global Investors, Inc., as of June 30, 2015, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of U.S. Global Brokerage, Inc. at June 30, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information contained in Schedule I is the responsibility of the Company's management. Our audit procedures included determining whether the information contained in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the information contained in Schedule I. In forming our opinion on the information contained in Schedule I, we evaluated whether the information contained in Schedule I, including its form and content, is presented in conformity with requirements of Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

BDO USA, LLP

Dallas, Texas
August 17, 2015

Financial Statements

U.S. Global Brokerage, Inc.

Statement of Financial Condition

June 30, 2015		
Assets		
Cash and cash equivalents	$	670,753
Accounts receivable from affiliates		246,947
Distribution fees receivable		92,488
Prepaid expenses and other assets		39,819
Total assets	$	1,050,007
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued liabilities	$	134,265
Total liabilities		134,265
Commitments and contingencies		
Stockholder's equity:		
Common stock, par value $1.00 per share; 1,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		29,494,860
Accumulated deficit		(28,580,118)
Total stockholder's equity		915,742
Total liabilities and stockholder's equity	$	1,050,007

See accompanying notes to financial statements.

U.S. Global Brokerage, Inc.

Statement of Operations

Year ended June 30, 2015		
Revenues		
Interest and dividend income	$	524
Distribution fees and other income		1,407,979
		1,408,503
Expenses		
General and administrative		2,650,073
Loss before income taxes		(1,241,570)
Income tax expense		-
Net loss	$	(1,241,570)

See accompanying notes to financial statements.

U.S. Global Brokerage, Inc.

Statement of Changes in Stockholder's Equity

		Common Stock		Additional Paid-In Capital		Accumulated Deficit		Total Stockholder's Equity
Balance at June 30, 2014	$	1,000	$	29,896,641	$	(27,338,548)	$	2,559,093
Capital contribution		-		1,003,000		-		1,003,000
Capital distribution		-		(1,404,781)		-		(1,404,781)
Net loss		-		-		(1,241,570)		(1,241,570)
Balance at June 30, 2015	$	1,000	$	29,494,860	$	(28,580,118)	$	915,742

See accompanying notes to financial statements.

U.S. Global Brokerage, Inc.

Statement of Cash Flows

Year ended June 30, 2015		
Cash flows from operating activities		
Net loss	$	(1,241,570)
Changes in operating assets and liabilities:		
Distribution fees receivable		62,114
Prepaid expenses and other assets		40,013
Accounts payable and accrued liabilities		(26,040)
Net cash used in operating activities		(1,165,483)
Cash flows from financing activities		
Accounts receivable from affiliates		1,649,542
Capital distributions		(685,000)
Net cash provided by financing activities		964,542
Decrease in cash and cash equivalents		(200,941)
Cash and cash equivalents, beginning of year		871,694
Cash and cash equivalents, end of year	$	670,753

See accompanying notes to financial statements.

1. Organization and Nature of Business

U.S. Global Brokerage, Inc. ("USGB" or the "Company"), a wholly owned subsidiary of U.S. Global Investors, Inc. ("USGI"), is registered as a limited business broker-dealer under Rule 15c3-3(k)(1) of the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Act of 1934, as amended, Rule 15c3-3(k)(1).

USGB was organized for the purpose of acting as underwriter for U.S. Global Investors Funds ("USGIF") mutual fund shares (the "Funds") and for the purpose of distributing promotional materials regarding the Funds. USGB is responsible for the promotional and marketing expenses of USGIF.

USGI and USGB have an Administrative Services and Expense Sharing Agreement for the purpose of delineating which expenses will be borne directly by USGB and which expenses will be borne by USGI, and as such actual results could differ from those reported in the absence of this arrangement. Accordingly, USGI provides sufficient capital for the Company to operate. Either company may terminate this agreement by providing ninety days notice to the other. Neither company has any intention to terminate the agreement since they are related parties.

USGB is an integral part of the parent company (USGI) and is completely dependent on USGI to provide the necessary capital and liquidity for its operations. USGB was not intended to operate as a standalone company; it is a limited purpose broker dealer with no customers, customer accounts or customer assets, and does not transact business with customers.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. The Company maintains cash balances in bank accounts that may, at times, exceed federally insured limits. The Company has not incurred any losses from such accounts, and management considers the risk of loss to be minimal.

Distribution Fees

The Company earns substantially all of its revenues from distribution services. Distribution fees are calculated as a percentage of assets under management and are recorded as revenue as services are provided. USGB is paid a fee at an annual rate of 0.25 percent of the average daily net assets of each of the Investor Class of the equity funds. The distribution fees receivable balance at June 30, 2015, was $92,488.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

The Company expenses advertising costs as they are incurred. Net advertising expenditures were $418,675 for the fiscal year ended June 30, 2015, and are included in general and administrative expenses on the Statement of Operations.

Income Taxes

The Company utilizes ASC 740 - Income Taxes to account for income taxes. Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and the amounts used for income tax purposes using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company is included in the consolidated federal tax returns filed by USGI. Since the Company is a member of a consolidated group, the Company has elected under ASC 740-10-30-27 to use the separate return method to allocate the current and deferred tax expense for a group that files a consolidated return. As such, the Company has a deferred tax asset related to current and prior year losses. The Company has recorded a full valuation allowance for the deferred tax asset related to current and prior year losses as they do not meet the more likely than not criteria for realization of the deferred tax asset on a separate return basis. There are no other items that would give rise to a deferred asset or liability.

Comprehensive Income

Comprehensive income is the change in equity of a business enterprise during a period from transactions and all other events and circumstances from non-owner sources. Other comprehensive income includes foreign currency items and minimum pension liability adjustments among other things. The Company did not have components of other comprehensive income during the year. As a result, comprehensive income is the same as the reported net income for the year ended June 30, 2015.

3. Net Capital Requirements

USGB is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $25,000 or $6^{2/3}$ percent of aggregate indebtedness. At June 30, 2015, USGB had net capital of $628,976 which was $603,976 in excess of its required net capital of $25,000. The Company's aggregate indebtedness to net capital ratio was .21 to 1.

4. Transactions with Related Parties

At June 30, 2015, the Company had receivables of $246,947 from USGI. The balance is non-interest bearing and has no fixed terms of repayments.

5. Additional Paid-In Capital

USGB made net capital distributions totaling $1,404,781 to USGI for the year ended June 30, 2015. USGI made net capital contributions totaling $1,003,000 to USGB for the year ended June 30, 2015.

6. Subsequent Events

The Company has evaluated subsequent events through August 17, 2015, the date of issuance of these financial statements. No events have occurred that would materially affect the financial statements.

Supplemental Material

U.S. Global Brokerage, Inc.

Schedule I - Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

June 30, 2015

Computation of Net Capital	
Total stockholder's equity	$ 915,742
Deductions:	
Accounts receivable from affiliates	(246,947)
Prepaid expenses and other assets	(39,819)
Total deductions	(286,766)
Net capital	$ 628,976
Computation of Basic Net Capital Requirements	
Minimum dollar net capital requirement of reporting broker/dealer	$ 25,000
Minimum net capital required ($6^{2/3}$% of aggregate indebtedness)	8,951
Net capital requirement (greater of above two minimum requirement amounts)	25,000
Excess of net capital	$ 603,976
Computation of Aggregate Indebtedness	
Accounts payable and accrued expenses	$ 134,265
Total aggregate indebtedness	$ 134,265
Ratio of aggregate indebtedness to net capital	.21 to 1

Statement Pursuant to Rule 17a-5(d)(4)

There were no material differences between the net capital reported in the Company's unaudited Form X-17A-5 as of June 30, 2015 and the Company's audited financial statements as of June 30, 2015.

Supplemental Report

BDO

Tel: 214-969-7007
Fax: 214-953-0722
www.bdo.com

700 North Pearl, Suite 2000
Dallas, TX 75201

Report of Independent Registered Public Accounting Firm on Management's Exemption Report

Board of Directors
U.S Global Brokerage, Inc.
San Antonio, Texas

We have reviewed management's statements, included in the accompanying Management's Exemption Report, in which (1) U.S. Global Brokerage, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which U.S. Global Brokerage, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (1) (the "exemption provisions") and (2) U.S. Global Brokerage, Inc. stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. U.S. Global Brokerage, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about U.S. Global Brokerage, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BDO USA, LLP

Dallas, Texas
August 17, 2015

U.S. Global Investors, Inc.

August 17, 2015

Management's Exemption Report

BDO USA, LLP
700 N. Pearl St., Suite 2000
Dallas, Texas 75201

Ladies and Gentlemen:

We are providing this letter in connection with your audit of the financial statements of U.S. Global Brokerage, Inc. ("the Company") as of June 30, 2015, and for the year then ended. The Company is exempt from the provisions of the Securities and Exchange Commission Rule 15c3-3 under the 15c3-3(k)(1) exemption. The Company met this exemption throughout the most recent fiscal year without exception.

Very truly yours,

U.S. Global Brokerage, Inc.

Management Authorization: ______________________
Lisa Callicotte, CFO

7900 Callaghan Road
San Antonio, Texas
78229-2327
210.308.1234
1.800.US.FUNDS
www.usfunds.com

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

☑ (ii) its business as a broker-dealer is expected to consist exclusively of:

☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x Susan Filyk President 1/5/15

Authorized Signature/Title Date

SIPC-3 2015

8-

8-050856 FINRA JUN 6/2/1998
U S GLOBAL BROKERAGE INC
7900 CALLAGHAN ROAD
ATTN JIM LOVE
SAN ANTONIO, TX 78229

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3

FY 2015

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2015** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

☑ (ii) its business as a broker-dealer is expected to consist exclusively of:

☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.